FOR IMMEDIATE RELEASE	June 29, 2021

Micromem Update:

Steve Van Fleet action against Micromem dismissed; Court awards damages to Micromem.

Toronto, Ontario and New York, New York, June 29, 2021 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") provides the following update:

On October 16, 2018, Steven Van Fleet commenced an action against Micromem and its subsidiary Micromem Applied Sensor Technologies, Inc. ("MAST") alleging breach of Mr. Van Fleet's consulting contract.  Micromem and MAST denied the allegations in their answer to the complaint and interposed several counterclaims against Mr. Van Fleet, which included breach of fiduciary and conversion.

On April 29, 2021, the Court dismissed Mr. Van Fleet's claims, found that he was liable to Micromem and MAST on their counterclaims, and ordered an inquest hearing to determine damages.  The inquest hearing was held between June 3 - 7, 2021.

On June 16, 2021, the Court ruled that Micromem and MAST had established damages totalling US $765, 579.35, the full amount that had been requested, and were also entitled to costs and statutory prejudgement interest from May 9, 2017.  On June 29, 2021, the Court entered a judgment in favor of Micromem and MAST and against Van Fleet, in the total amount of US$1,051,739.83.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 425,987,993

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com